For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

PACIFIC NORTH WEST CAPITAL CORPORATE UPDATE

January 6, 2012.  Vancouver, BC – Pacific North West Capital Corp. (“PFN” or “the Company”) (TSX: PFN; OTCQX: PAWEF; FSE: P7J) is pleased to announce the appointment of Ali H. Alizadeh as VP Exploration and Coreena Hansen as Corporate Secretary for the Company.

Mr. Alizadeh, M.Sc., P.Geo. MBA, holds a Master’s degree in Petrology. As a senior geologist with extensive international experience in mineral exploration, he has been responsible for a number of Uranium, gold and base metal projects during his exploration career with various explorations companies. He is a member of the Association of Professional Engineers and Geoscientists of British Columbia.

Ms. Hansen has over nine years experience in corporate compliance and public company management. She has significant expertise in the areas of corporate governance, financing transactions and securities regulatory filings in both Canada and the US. Ms. Hansen has formerly held director and officer positions in a number of private and publicly traded companies.

The Company would like to thank Linda Holmes, who has resigned as Corporate Secretary, for her contributions and assistance during her years with the Company. Ms. Holmes, will continue as a member of the Board of Directors and we wish her well in her new endeavors.

About Pacific North West Capital Corp

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of optioning/joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN (as of July, 2011). The River Valley PGM project is one of North America's largest primary platinum group metals (PGM) deposits. The project has excellent infrastructure support and is located 100 km from Sudbury, Ontario, one of Canada’s largest mining centres with two large mineral processing facilities that have excess capacity.

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in platinum group metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and board of directors. PFN has approximately $5.4 million in working capital and securities and no debt.

News Release January 6, 2012

Pacific North West Capital Corp. is an International Metals Group Company.
(www.pfncapital.com)

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

News Release January 6, 2012